03013700

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

BB 3/5

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L AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEACOCK, HISLOP, STALEY & GIVEN, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 N. 44TH STREET, SUITE 100
(No. and Street)

PHOENIX (City) AZ (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID W. MILLER (602) 952-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WAGNER & COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

3101 N. CENTRAL AVENUE, SUITE 300, PHOENIX, AZ 85012
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 3 2003 WASH. D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, THOMAS R. HISLOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEACOCK, HISLOP, STALEY & GIVEN, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

OFFICIAL SEAL
JOLENE A. SONNIER
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Feb. 28, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEACOCK, HISLOP, STALEY & GIVEN, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended December 31, 2002

SEC MAIL PROCESSING
RECEIVED
MAR 3 2003
WASH, D.C. 160 SECTION

PEACOCK, HISLOP, STALEY & GIVEN, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended December 31, 2002

CONTENTS

Miller Wagner & Company, PLLC

Certified Public Accountants

3101 North Central Avenue
Suite 300
Phoenix AZ
85012 2638

602 264 6835

Fax
602 265 7631

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Peacock, Hislop, Staley & Given, Inc.

We have audited the accompanying statement of financial condition of

PEACOCK, HISLOP, STALEY & GIVEN, INC.

at December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the *Company's* management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Peacock, Hislop, Staley & Given, Inc.*** at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under rule 5c3-1 of the Securities and Exchange Commission presented on page 10, and the reconciliation of net capital pursuant to rule 17a-5(d)-(4) on page 11, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wagner & Company, PLLC

February 10, 2003
Phoenix, Arizona

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$ 797,224
Receivables:	
Receivables from clearing broker	11,213
Commissions and fees from customers	339,426
Other receivables	79,568
Securities owned:	
Marketable, at market value	11,569,718
Not readily marketable, at cost	124,101
Prepaid expenses and deposits	33,080
Employee notes receivable	57,643
Other notes receivable	15,924
Property and equipment, less accumulated depreciation	234,751
TOTAL ASSETS	$ 13,262,648

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 443,402
Payable to clearing broker	9,355,999
Securities sold, but not yet purchased	118,493
Accrued expenses	479,163
Accrued payroll taxes	469,092
Deferred rent	182,075
Long-term debt	32,963
TOTAL LIABILITIES	11,081,187
Commitments	
Stockholder's equity	
Common stock, no par, authorized 1,000,000 shares, issued and outstanding 80,717 shares	80,717
Additional paid-in capital	1,233,802
Retained earnings	866,942
TOTAL STOCKHOLDER'S EQUITY	2,181,461
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,262,648

See Accompanying Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF INCOME

Year Ended December 31, 2002

REVENUES	
Commissions	$ 5,128,467
Trading profits	3,935,445
Professional fees	1,394,541
Underwriting profits	710,450
Dividends and interest	182,107
Other revenues	193,968
TOTAL OPERATING REVENUES	11,544,978
OPERATING EXPENSES	
Employee compensation and benefits	5,451,972
Commissions	2,521,932
Legal and accounting	523,959
Occupancy	573,913
Clearing fees	468,110
Communication	177,740
Travel and entertainment	140,226
Regulatory fees	62,509
Interest	58,087
Other expenses	909,845
TOTAL OPERATING EXPENSES	10,888,293
NET INCOME	$ 656,685

See Accompanying Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2002

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2002	119,364	$ 119,364	$ 1,195,155	$ 1,010,257	$ 2,324,776
Cancellation of stock	(38,647)	(38,647)	38,647	-	-
Dividends paid	-	-	-	(800,000)	(800,000)
Net income	-	-	-	656,685	656,685
Balance at December 31, 2002	80,717	$ 80,717	$ 1,233,802	$ 866,942	$ 2,181,461

See Accompanying Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 656,685
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	74,994
Gain on disposition of equipment	(2,000)
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Receivables from clearing broker	319,281
Commissions and fees receivable from customers	(138,689)
Other receivables	175,977
Securities, at market value	(5,938,864)
Securities, not readily marketable	9,954
Prepaid expenses and deposits	7,288
Employee notes receivable	(22,643)
Other notes receivable	(15,924)
Increase (decrease) in:	
Accounts payable	203,143
Payable to clearing broker	5,689,453
Securities sold, but not yet purchased	(39,790)
Accrued expenses	234,056
Accrued payroll taxes	234,324
Deferred rent	(63,962)
Deferred revenue	(40,900)
Net cash provided by operating activities	1,342,383
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of furniture and equipment	2,000
Purchases of furniture and equipment	(50,658)
Net cash used in investing activities	(48,658)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(800,000)
Payments on long term debt	(7,427)
Net cash used in financing activities	(807,427)
NET CHANGE IN CASH AND CASH EQUIVALENTS	486,298
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	310,926
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 797,224
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 2,219
NON-CASH INVESTING AND FINANCING ACTIVITIES	
Cancellation of 38647shares of *Company* common stock	$ 38,647

See Accompanying Notes to Financial Statements

(1) Company operations and summary of significant accounting policies

Company operations - ***Peacock, Hislop, Staley & Given, Inc.*** (the "*Company*") is incorporated in the state of Arizona. The *Company* is a full service broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of both the National Association of Security Dealers, Inc. (NASD) and Securities Investors Protection Corporation (SIPC). The *Company* also offers underwriting services for municipal debt securities and corporate debt and equity securities. The *Company* is a wholly-owned subsidiary of Tumacacori Holdings Inc. These financial statements include the accounts of the *Company* only. The *Company* is headquartered in Phoenix, Arizona and provides services to customers throughout the United States.

During 2002, the stockholders of the *Company* contributed all 80,717 issued and outstanding shares of common stock to Tumacacori Holdings, Inc in exchange for common stock. The *Company* is a wholly-owned subsidiary of Tumacacori Holdings, Inc.

The significant accounting policies followed by the *Company* are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

Cash and cash equivalents - Cash includes cash and may, at times, include cash equivalents, which consist of highly liquid financial instruments purchased with original maturities of three months or less.

Securities transactions - Securities transactions of the *Company* and commission income and expense are recorded on a trade date basis. Securities owned are valued at market value.

Property and equipment - Property and equipment is carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years. Depreciation is computed using accelerated methods for income tax purposes. Repairs and maintenance are charged to expense and renewals and betterments are capitalized.

Investment banking - Investment banking revenues include gains, losses, and fees (net of syndicate expenses) arising from securities offerings in which the *Company* acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition, and financial restructuring advisory services. Investment banking management fees are recorded on trade date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income taxes - The *Company* has elected, by consent of its stockholder, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the *Company* generally does not pay corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on the *Company's* taxable income.

(2) Net capital requirements

The *Company* is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15.0 to 1.0. At December 31, 2002, the *Company* had net capital of $336,397, which was $86,397 in excess of its minimum required net capital. The aggregate indebtedness to net capital ratio was 4.78.

(3) Securities owned and securities sold, but not yet purchased

Marketable securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned Marketable	Owned, Not Readily Marketable	Sold, But Not Yet Purchased
State and municipal obligations	$ 8,586,706	$ -	$ -
Unit investment trusts	1,509,087	-	118,493
Equity securities	220,246	-	-
Corporate bonds and notes	1,251,834	-	-
Firm account	1,845	124,101	-
Total securities owned and securities sold, but not yet purchased	$ 11,569,718	$ 124,101	$ 118,493

Securities not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the *Company*. Such securities are recorded at cost.

(4) Property and equipment

Property and equipment consists of:

Cost:	
Equipment	$ 269,984
Computer equipment	259,597
Furniture	184,790
Leasehold improvements	122,713
Computer software	128,972
Automobiles	64,667
Total cost	1,030,723
Accumulated depreciation and amortization	(795,972)
Net property and equipment	$ 234,751

Depreciation and amortization expense charged to operations was $74,994 for the year.

(5) Long term debt

Long-term debt consists of a note payable to a finance company, collateralized by an automobile, payable in monthly installments of $804 including interest at 5.99%, maturing in November 2006.

Annual maturities of long-term debt outstanding at December 31, 2002 are as follows:

Years Ending December 31,	
2003	$ 7,885
2004	8,370
2005	8,886
2006	7,822
Total annual maturities	$ 32,963

(6) Profit sharing plan

The *Company* has a profit sharing plan covering substantially all of its employees under which the *Company* may make annual contributions. During the year the *Company* contributed $489,986 to the plan, of which $236,422 is included in accrued expenses in the accompanying statement of financial position.

(7) Leases

The *Company* leases its office facilities and office equipment under operating lease agreements that expire at various times from February 2002 through February 2007. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year are:

Years Ending December 31,	
2003	$ 629,000
2004	632,000
2005	98,000
2006	6,000
2007	3,000
Total minimum future rental payments	$ 1,368,000

No renewal options are provided for in the leases. In the normal course of business, operating leases are generally renewed or replaced by other leases. Total rental expense under operating leases with a term in excess of one month was $85,632 for the year.

The *Company* accounts for rent expense for the office space on a straight-line basis over the lease term. Differences between the amounts paid and amounts expensed are accounted for as deferred rent in the accompanying statement of financial position. In addition, upon execution of the lease in 1999, the *Company* received $301,800, which will be used to reduce future lease payments and is included in deferred rent.

(8) Commitments

The *Company* has recorded a reserve in the amount of $66,200, included in accrued expenses in the accompanying balance sheet, for arbitration settlements relating to customer accounts and other matters. Reserves recorded were based on the settlement offers extended to customers. Management and outside legal counsel feel that this is a reasonable estimate of the liability in these matters, however, actual settlements may differ.

(9) Concentrations of credit risk

The *Company* has its customers' transactions cleared through a clearing organization pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing organization may expose the *Company* to risk and potential loss. The *Company* utilizes a clearing organization that is highly capitalized and is a member of major securities exchanges.

Cash deposits with banks potentially subject the *Company* to concentrations of credit risk. The *Company* places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $100,000. At December 31, 2002 the *Company* had approximately $1,203,000 in excess of the FDIC coverage on deposit at a single financial institution. The *Company* does not anticipate nonperformance by the financial institution.

ADDITIONAL INFORMATION

PEACOCK, HISLOP, STALEY & GIVEN, INC.

ADDITIONAL INFORMATION

December 31, 2002

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Stockholder's equity		$ 2,181,461
Less nonallowable assets:		
Petty cash	$ 700	
Fees receivable from customers	224,387	
Other receivables	151,234	
Securities not readily marketable	124,101	
Prepaid expenses and deposits	33,080	
Property and equipment, net	234,751	
Employee notes receivable	57,643	
Total nonallowable assets		825,896
Other deductions or charges		5,037
Net capital before haircuts on security positions		1,350,528
Less: Haircuts on securities		1,014,131
Net capital		336,397
Less: Minimum net capital required		250,000
EXCESS NET CAPITAL		$ 86,397
AGGREGATE INDEBTEDNESS - LIABILITIES		$ 1,606,695
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.78

See Independent Auditor's Report

PEACOCK, HISLOP, STALEY & GIVEN, INC.

ADDITIONAL INFORMATION

December 31, 2002

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)-(4)

NET CAPITAL PER FORM X-17A-5 (UNAUDITED)	$	336,397
POST CLOSING ADJUSTMENTS:		
None		-
NET CAPITAL	$	336,397

See Independent Auditor's Report

Miller Wagner & Company, PLLC

Certified Public Accountants

3101 North Central Avenue
Suite 300
Phoenix AZ
85012 2638

602 264 6835

Fax
602 265 7631

To the Board of Directors of
Peacock, Hislop, Staley & Given, Inc.

In planning and performing our audit of the financial statements of ***Peacock, Hislop, Staley & Given, Inc.*** (the *"Company")* for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control..

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by the *Company* including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the *Company* does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the *Company* in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the *Company* is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the *Company* has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the *Company's* practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our report recognizes that it is not practicable in a company the size of ***Peacock, Hislop, Staley & Given, Inc.*** to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller Wagner & Company, PLLC

February 10, 2003
Phoenix, Arizona